Exhibit 10.10

Lillian Etzkorn

Broomfield Hills, Michigan

December 1, 2016

Dear Lillian,

Thank you for taking the time over the past few weeks getting to know more about CPI and meeting with members of our executive leadership team. Through these discussions, you have impressed us with your accomplishments, expertise and your personal attributes. We believe you would be an excellent addition to the leadership team at CPI and are pleased to present you with this offer to join CPI in the position of Chief Financial Officer.

In this position, you will report to Steve Montross, our Chief Executive Officer and your anticipated start date will be January 1, 2017. This position is located in our corporate headquarters, 10026 W. San Juan Way, Suite 200, Littleton, CO, 80127.

Your bi-weekly base salary in this position will be $15,769 when annualized equals $410,000 per year. Under this compensation plan you will have a target annual bonus of 50% percent of your annual base salary. The bonus will be based upon the achievement of company financial objectives as well as individual performance objectives. This is provided that you are employed at CPI at the time of payout, which is typically the end of March following the plan year. Your bonus eligibility will begin as part of the 2017 plan year and your merit eligibility will begin as part of the 2018 plan year.

The Board of Directors of CPI believes that it is critically important for the senior management team and shareholders of CPI to have aligned interests. To that end, we are pleased to offer you the opportunity to participate in the CPI Card Group Omnibus Incentive Plan. Subject to Board of Directors approval, CPI intends to grant you an award value of $350,000. Your award will be made in 60% non-qualified stock options ($210,000) and 40% restricted stock units, or RSUs ($140,000). The grant date is anticipated to be January 2nd, 2017, if you start on or prior to this date. Otherwise, it will be as soon as administratively feasible.

The number of options will be calculated using our Black-Scholes factor applied to the 30 trading day average of the market closing price, up to and including the grant date. The number of RSUs will be calculated using the same 30 trading day average of the market close price. The options will vest and become exercisable in three roughly equal installments on each of the first, second and third anniversaries of the grant date; and the RSUs will become vested on the third anniversary of the grant date, as long as you remain employed by the Company or one of its affiliates through the vesting dates and meet the other requirements contained in the award agreements. This role will be eligible for an annual long-term incentive award. The final target amount will be determined by CPI Board of Directors.

Change in Control – In the event of a Change in Control, you will be immediately entitled to exercise equity, whether vested or unvested, if you experience a Qualifying Termination, as outlined in and provided you have signed the Stock Award Agreement.

Severance - In the event that CPI terminates your employment without cause or you terminate your employment for good reason, CPI shall pay to you on the last day of each of the twelve (12) months following the month in which notice of such termination occurred, a severance payment equal to your monthly installment of your Base Salary plus one-twelfth (1/12th) of your estimated Short term Incentive Compensation as determined by the Board in good faith. These severance payments would be conditioned upon your execution of a customary release and observance with any continued obligations under your employment agreements.

We are also pleased to offer you a sign-on cash award of $200,000 payable in two equal instalments. The first instalment ($100,000) will be paid with your first bi-weekly paycheck (ie. January 19 if you start on January 2) and the second instalment ($100,000) will be paid in July 2017.

Additionally, you will be offered our standard executive relocation benefits. A summary of the benefits is attached.

As an employee of CPI, you will be eligible for coverage under the company benefits package effective the first of the month following thirty (30) days from your employment date. Please note that 401k eligibility is the first of the quarter after 90 days of employment. Some benefits from CPI will be available to you at no cost, while others will require a contribution on your part. Briefly, these benefits consist of the following:

•	Health and dental coverage which include a prescription drug program
•	Eye Care Discount Program
•	Short and Long Term Disability Insurance
•	Flexible Spending Account
•	Life and Accidental Death and Dismemberment Insurance
•	20 days of paid vacation time each year (accrued per pay period)
•	24 hours of sick time
•	8 paid holidays
•	401(k) plan with a company match of 100% of the first 3% of employee contributions and 50% match on the 4th and 5th percent of employee contributions.

10368 W. Centennial Road, Littleton, CO 80127  ● Telephone 303.973.9311 ● Fax 303.973.8420
www.cpicardgroup.com

This offer of employment is conditioned on the following:

Documentation- Satisfactory completion of the application, and your ability to furnish CPI with the identification required to demonstrate that you are legally permitted to work in the United States, and you signing the Confidentiality Agreement. Background Check / Referencing- Satisfactory completion of a customary background investigation and completion of the reference process.

Association Required Security Checks- Satisfactory completion of all checks performed by CPI in accordance to the standards of Visa, MasterCard, American Express and Discover.

Your relationship with CPI is one in which employment is “at will.” With this, CPI reserves the right to set and modify your terms and conditions of employment up to and including the termination of your employment. Conversely, you have the right to terminate your employment relationship with CPI at any time. If you voluntarily leave CPI employment within the first year of your start date, you will be required to reimburse CPI for 100% of your sign-on cash award and actual relocation expenses (including any tax gross-up amounts).

We would like to confirm your decision regarding this offer as soon as possible by signing the offer and sending me a scanned copy. If you have any questions, do not hesitate to contact me at (303) 345-2424.

We at CPI are looking forward to you joining the organization!

Sincerely,

/s/ Lisa Jacoba

Lisa Jacoba

Chief Human Resources Officer

I accept the attached offer of employment with the stated terms and conditions.

/s/ Lillian Etzkorn	December 5, 2016

Lillian Etzkorn	Date

10368 W. Centennial Road, Littleton, CO 80127  ● Telephone 303.973.9311 ● Fax 303.973.8420
www.cpicardgroup.com